Exhibit 8.1

LIST OF SUBSIDIARIES

NAME OF ENTITY	JURISDICTION OF INCORPORATION
Chunghwa International Yellow Pages Corporation	Taiwan

Chunghwa System Integration Co., Ltd.	Taiwan

Era Light Development Co., Ltd.	Taiwan

Chief Telecom Inc.	Taiwan

Spring House Entertainment Inc.	Taiwan

Senao International Co., Ltd.	Taiwan

Unigate Telecom Inc.	Taiwan

A-Kuei Publishing Co., Ltd.	Taiwan

New Prospect Investments Holdings Ltd.	British Virgin Islands

Prime Asia Investments Group Ltd.	British Virgin Islands

Spring House Entertainment Inc. (BVI)	British Virgin Islands

Concord Technology Co., Ltd.	Brunai

Chief Telecom (Hong Kong) Limited	Hong Kong

Donghwa Telecom Co., Ltd.	Hong Kong

Spring House Entertainment Inc. (Japan)	Japan

Glory Network System Service (Shanghai) Co., Ltd.	Shanghai

Chunghwa Telecom Global, Inc.	United States